EXHIBIT 99.1

DIMON

DIMON Incorporated   Tel: 434 792 7511

512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

NEWS RELEASE   Contact: Ritchie L. Bond
                                    (434) 791-6952

November 5, 2002

DIMON's First Quarter Earnings Increase 21%
Company Confirms Fiscal 2003 Earnings Guidance

Danville, VA – DIMON Incorporated (NYSE: DMN) today announced that net income for its first fiscal quarter ended September 30, 2002, excluding market valuation adjustments for derivative financial instruments, was $13.3 million, or $0.30 per basic share, a 21% increase over the year earlier net income of $11.0 million, or $0.25 per basic share. DIMON's results, in accordance with generally accepted accounting principles, included non-cash market valuation adjustments from the application of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Inclusive of these non-cash adjustments, net income for the first quarter rose 31% to $5.1 million, or $0.11 per basic share, compared to $3.9 million, or $0.09 per basic share for the year earlier quarter.

Sales and other operating revenues for the first quarter were $270.9 million, compared to $288.7 million for the year earlier quarter. The reduction reflects somewhat lower shipment volumes from North America and Africa, partially offset by higher shipments from Asia. Shipments from South America were relatively consistent with the year earlier quarter. Worldwide trading conditions for leaf tobacco continue to be favorable, and DIMON's uncommitted inventories remain at an optimal level.

Gross profit as a percentage of sales and other operating revenues for the first quarter was 20.5%, up from 18.2% in the year earlier quarter, primarily reflecting the overall mix of products shipped.

Selling, general and administrative expenses for the first quarter were substantially consistent with the year earlier quarter. The elimination of goodwill amortization expense of $1.7 million was offset by the effect of the weakening U.S. dollar on euro and sterling denominated expenses, together with increased compensation and professional fees.

DIMON's balance sheet continues to reflect the benefit from ongoing programs to reduce both overall debt and the Company's reliance on short-term uncommitted sources of debt. At September 30, 2002, total debt net of cash amounted to $501.2 million, a reduction of $66.1 million or 11.7% compared to September 30, 2001. To increase its financial flexibility, DIMON doubled the average maturity of its debt portfolio through its successful October 2001 refinancing. Approximately 70% of total debt at September 30, 2002, was long-term in nature compared to 35% at September 30, 2001.

Brian J. Harker, President and Chief Executive Officer, stated, "We are pleased with DIMON's first quarter results, which are in line with our expectations and reflect continued profitability improvement. We continue to see a substantially balanced global market for leaf tobacco, as improving customer demand remains in equilibrium with supply. Looking forward, we confirm our previously disclosed earnings guidance of between $1.00 and $1.05 per basic share for fiscal year 2003, excluding any effects from market valuation adjustments for derivatives. In confirming this guidance, I want to again emphasize the need for caution in connection with our Zimbabwean operations. The operating environment in Zimbabwe continues to worsen as the economic and political situation continues to deteriorate, complicating our ability to forecast operating results. To date, however, those operations have not experienced any material disruption. In addition, our purchasing of the current year Zimbabwe crop is substantially complete, and our processing and shipping programs there are well underway. We continue to closely monitor the situation."

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Risks and uncertainties include changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for the Company's tobacco products, and the impact of regulation and litigation on the Company's customers. A further list and description of these risks, uncertainties and other factors can be found in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and other filings with the Securities and Exchange Commission.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. As the Company's business is seasonal, the results of a single quarter are not necessarily indicative of the results to be expected for the full year. For more information on DIMON, visit the Company's website at www.dimon.com.

DIMON will host an earnings conference call with analysts and institutional investors that will be broadcast live through its website at www.dimon.com at 10:00 AM Eastern Time, Wednesday, November 6th. To listen to the call, please go to the "Investor Relations" section of the website at least fifteen minutes ahead of time to register. A replay will also be available shortly after the call.

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<u>Condensed Statement of Consolidated Income</u>

(Unaudited - 000's Except Per Share Data)	Three Months Ended September 30	
	2002	**2001**
Sales and other operating revenues..	$270,944	$288,721
Cost of goods and services sold...	215,358	236,109
Gross Profit..	55,586	52,612
Selling, administrative and general expenses..	25,891	26,191
Operating income...	29,695	26,421
Interest expense...	12,164	11,329
Current charge derivative financial instruments......................................	10,767	9,602
Income tax expense...	1,559	1,459
Equity in net loss of investee companies, net of income taxes.........................	(147)	(113)
Net Income...	$ 5,058	$ 3,918
Basic Earnings Per Share...	$.11	$.09
Diluted Earnings Per Share...	$.11 *	$.09 *
Average number of shares outstanding:		
Basic...	44,526	44,525
Diluted...	45,008 *	45,103 *
Cash dividends per share...	$.05	$.05

* Assumed conversion of Convertible Debentures at the beginning of the period has an antidilutive effect on earnings per share.

<u>Reconciliation of Net Income Figures Used in Press Release</u>

(Unaudited - 000's Except Per Share Data)	Three Months Ended September 30	
	2002	**2001**
U.S. GAAP Net Income..	$ 5,058	3,918
Reconciling items, net of tax effect:		
Market valuation adjustments for derivatives..	8,291	7,048
Adjusted Net Income...	$13,349	$10,966
Adjusted Basic Income Per Share..	$.30	$.25

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Note 1 - Derivative Financial Instruments: In accordance with Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," special hedge accounting is eliminated if the interest rate swap instruments do not meet certain criteria, thus requiring the Company to recognize all changes in their fair value in its current earnings. For the quarters ended September 30, 2002 and 2001, the Company recognized non-cash charges of $10.8 million and $9.6 million, respectively, from the change in the fair value of swap instruments. As a result of fluctuations in interest rates, and volatility in market expectations, the fair market value of interest rate swap instruments can be expected to appreciate or depreciate over time.   The Company plans to continue its practice of economically hedging various components of its debt portfolio. However, as a result of FAS 133, certain swap instruments have and may continue to create volatility in reported earnings.

Note 2 - Amortization of Goodwill: Effective July 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (FAS 142), " Goodwill and Other Intangible Assets." Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. Application of the non-amortization provisions of FAS 142 resulted in an increase in net income, after tax, of $1.7 million or earnings per basic share of $.04 for the quarter ended September 30, 2002. The Company has completed its initial transitional assessment and has determined that no potential goodwill impairment exists as of July 1, 2002. In future years, a goodwill impairment review will be conducted at least annually and any impairment charges that are required to be recorded would be charged to operating income.

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